

June 29, 2023

Lau Chi Fung
Chief Executive Officer
CTRL Group Limited
Unit F, 12/F, Kaiser Estate Phase 1,
41 Man Yue Street, Hunghom,
Kowloon, Hong Kong

> **Re: CTRL Group Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted June 14, 2023**
> **CIK No. 0001969928**

Dear Lau Chi Fung:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted June 14, 2023

Cover Page

1. We note your response to comment 1 and reissue. We note your disclosure that your structure involves unique risks to investors in this offering and your cross reference to your risk factor for a detailed discussion of such risks. Please revise your cover page to disclose that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your

detailed discussion of risks facing the company and the offering as a result of your structure.

2.   We note your response to comment 4 and reissue in part. Please revise to clarify your disclosure, if true, to state that Kreit & Chiu CPA LLP is headquartered in Los Angeles, California. In this regard, we note that your current disclosure states that "Kreit & Chiu CPA LLP is not headquartered in Los Angeles, California."

3.   We note your response to comment 5 and reissue in part. Please revise to state on the cover page in the dividend discussion paragraph, as you do on page 2, that "[t]here have been no other transfers, dividends, or distributions between the holding company, and its subsidiaries, or to investors, as of the date of the prospectus." Additionally, please revise to provide a cross-reference to the consolidated financial statements.

4.   We note your response to comment 8 and reissue in part. Please revise the cover page to state, if true, that you may be deemed a controlled company under Nasdaq listing standards and, as a result, may elect not to comply with certain corporate governance requirements. Please also include a cross reference to the applicable risk factor on page 30.

Prospectus Summary
Our Business, page 1

5.   We note your response to comment 11 and reissue in part. Please revise to discuss any tax consequences relating to dividends paid by the holding company and expand your discussion about restrictions or limitations on foreign exchange to describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary to parent company and U.S. investors. In this regard, we note that your disclosure only discusses tax consequences and restrictions relating to your Hong Kong subsidiary.

Certain Regulatory Matters, page 4

6.   We note your response to comment 10 and reissue in part. Please revise your disclosure about the possible ramifications if you did become subject to PRC laws/authorities to include that you may experience delisting of securities.

Risk Factor, page 13

7.   We note your response to comment 17. Please revise to further clarify your definition of "recurring clients."

8.　　We note your response to comment 20 and reissue in part. We note your risk factors on pages 21 and 23 discuss the risks associated with the recent statements by the PRC government due to long arm provisions under the current PRC laws and regulations including that "results of operations could be adversely affected as well as materially decrease the value of [y]our Shares, potentially rendering it worthless." Please revise to further acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors.

Capitalization, page 41

9.　　Your disclosures in Note 15 to your audited financial statements and elsewhere in the filing indicate that on May 2, 2023, you declared aggregate dividends of HK$ 5,000,000 and HK$ 3,000,000 to your shareholders of record as of December 31, 2022 and March 31, 2023, respectively. Please revise your capitalization disclosures to give pro forma effect to the payment of these dividends.

Related Party Transactions, page 89

10.　　We note your response to comment 28. With respect to related party transactions involving indebtedness, revise to disclose amounts outstanding as of the latest practicable date. See Item 7.B.2 of Form 20-F. In this regard, we note your disclosure on page 59 that your loan agreement with The Bank of East Asia was secured by personal guarantees including that of Mr. Shum Tsz Chung.

General

11.　　We note your response to comment 31 and reissue. Please have your counsel revise exhibit 23.2 to consent to both the prospectus discussion of counsel's opinions and to being named in the registration statement.

　　You may contact Aamira Chaudhry at 202-551-3389 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Trade & Services

cc:　　Eric Mendelson, Esq.